

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS FIRST-QUARTER 2016 FINANCIAL RESULTS

Operating Income Rises 8.8% and Adjusted Operating Income Increases 7.6% on 1.8% Lower Sales
Food Service Equipment Group Expands Operating Margins to 13.1%

SALEM, NH – October 29, 2015 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal year 2016.

First Quarter Fiscal 2016 Results from Continuing Operations

- Net sales decreased 1.8% to $198.4 million from $202.0 million in the first quarter of fiscal 2015. Organic sales decreased 0.8%, foreign exchange had a negative effect of 3.0%, and acquisitions contributed positive 2.0% year over year.

- Income from operations was $23.1 million, compared with $21.2 million in the first quarter of fiscal 2015. Net income from continuing operations was $16.1 million, or $1.26 per diluted share, including tax-effected $1.1 million of restructuring charges. This compares with first quarter fiscal 2015 net income from continuing operations of $14.9 million, or $1.16 per diluted share, including tax-effected $0.6 million of restructuring charges and $0.6 million of acquisition-related charges. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $17.2 million, or $1.34 per diluted share, compared with $16.1 million, or $1.25 per diluted share, in the first quarter of fiscal 2015.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $27.7 million, compared with $25.5 million in the first quarter of fiscal 2015. Excluding the previously mentioned items from both periods, adjusted EBITDA for the first quarter of fiscal 2016 was $29.2 million, compared with $27.2 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $148.7 million at the end of the first quarter of fiscal 2016, compared with $155.0 million a year earlier. Working capital turns were 5.3 in the first quarter of both fiscal 2016 and fiscal 2015.

- The Company closed the quarter with net debt of $9.0 million, compared with $52.8 million at September 30, 2014 and $5.6 million at June 30, 2015.

- A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We are off to an excellent start to the fiscal year," said President and CEO David Dunbar. "As a result of our efforts to improve the bottom line, even with a 1.8% year-over-year decline in sales, non-GAAP operating income was up 7.6%, and first-quarter adjusted EPS was up 7.2%. Margins increased in four of our five operating segments. Operating performance continued to improve in Food Service Equipment as we generated a 13.1% EBIT margin in the first quarter. We are continuing the transformation of that business and are encouraged by the progress we have made. Engraving, Electronics and Hydraulics also performed well during the quarter, while Engineering Technologies continued to be affected by the decline in oil and gas markets."

Segment Review

Food Service Equipment Group sales decreased 5.8% year-over-year, and operating income was up 20.1%.

"We reported improved Food Service Equipment operating margin in the first quarter as a result of our operational excellence initiatives across the group," said Dunbar. "In Refrigeration, sales to large, national chains continued to be soft and were the primary cause of the year-over-year revenue decline. Sales through dealers as well as scientific and industrial sales increased year-over-year, while c-stores and other small footprint retail sales remained somewhat steady. Dollar store sales continue to be soft as a result of the merger in that sector, but we expect this to be temporary.[1] In Cooking Solutions, sales increased by approximately 4% year-over-year, driven by sales to the grocery market segment. Our operational excellence initiatives in Cooking Solutions are heading in the right direction. Warranty, price concessions, and freight and distribution costs continue to trend down, and plant productivity is improving."

Engraving Group sales increased 19.3% year-over-year, partially offset by an 11.5% negative effect from foreign exchange, while operating income was up 42.7% compared with last year.

"The Engraving Group had an excellent quarter, achieving record orders, sales and EBIT," said Dunbar. "Mold-Tech had strong results in China, with volume up approximately 50%. Sales volume also increased in Europe, but was masked by the negative currency effect. Sales in North America also improved, driven by new model launches as well as revenue from shipments previously expected late in 2015. Going forward, we will continue to focus on delivering on new model launches, leveraging sales from our Architexture design center hubs, and capitalizing on demand for new technologies such as nickel shell and laser.[1]"

Engineering Technologies Group sales declined 7.0% year-over-year, and operating income decreased 69.6%. Acquisitions contributed 20.6% to growth and foreign exchange had a 1% negative effect.

"Organic sales were down 27% year-over-year, primarily due to lower oil and gas sales as we expected, as well as softer demand from the space and medical markets," said Dunbar. "We continue to reposition the business by shifting our focus to the aviation market, where we are seeing good demand and opportunity.[1] Our focus is on pursuing and winning new awards in aviation, which we see as a major growth opportunity.[1] We are expanding our capacity in Wisconsin in order to meet the demands of our current contracts and future opportunities in aviation."

Electronics Products Group sales were down 5.0% year-over-year. Organic sales increases of 1.5% were offset by a 6.5% negative currency effect, while operating income was flat compared with the same period last year.

"Electronics sales grew in China and Europe, but were offset by a slowdown in North America as a number of large accounts were destocking. We expect this is temporary and that North American sales should improve in the second half of the fiscal year.[1] Operating income was flat year-over-year despite the sales shortfall as supply chain cost savings and spending controls offset lower volume. We remain optimistic about the Electronics business long term.[1] Going forward, we are focused on integrating our Northlake acquisition, continuing to roll out the operational excellence playbook in Europe and China, and pursuing new applications in adjacent markets to drive sales growth and profitability.[1]"

The Hydraulics Products Group reported a 4.3% year-over-year sales increase, while operating income rose 14.8%.

"We reported another strong quarter at the Hydraulics group," said Dunbar. "Year-over-year sales growth was primarily related to the dump truck and trailer market, which is tied to the North American construction environment. We are also continuing to see strong demand from the refuse market. Looking ahead, we are focused on pursuing new business opportunities that require robust custom engineering designs and completing the field test of our new "press and pack" 4000 series cylinders for the refuse market.[1]"

Business Outlook

"Across the organization we are focused on executing the four pillars of the Standex Value Creation System to drive performance in the business and align operational plans with strategic priorities.[1] In Food Service Equipment we will continue to focus on improved operating performance to enhance margins and grow sales.[1] In Engineering Technologies, we are ramping up capacity to capitalize on significant opportunities in the aviation market as the downturn in oil and gas continues.[1] We also look forward to carrying our momentum forward in Engraving, Electronics and Hydraulics as we proceed through the fiscal year,[1]" concluded Dunbar.

Conference Call Details

Standex will host a conference call for investors today, October, 29 2015 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Interested parties may access the call by dialing (877) 847-6070 in the U.S. and (631) 813-4923 internationally; the passcode is 51955923. The live audio feed of the call, which will be supplemented by a slide presentation, can be accessed in the "Webcasts and Presentations" tab in the "Investors" section of the company's website, located at: www.standex.com. For those unable to participate in the live conference call, a playback will be available through November 5, 2015. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 51955923. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically economic conditions in the oil and gas market, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2015, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

(In thousands, except per share data)		Three Months Ended September 30,		
		2015		**2014**
Net sales	$	198,398	$	202,027
Cost of sales		129,846		135,915
Gross profit		68,552		66,112
Selling, general and administrative expenses		43,930		43,954
Restructuring costs		1,519		862
Other operating (income) expense, net		-		59
Income from operations		23,103		21,237
Interest expense		644		643
Other (income) expense, net		(190)		(265)
Total		454		378
Income from continuing operations before income taxes		22,649		20,859
Provision for income taxes		6,508		5,932
Net income from continuing operations		16,141		14,927
Income (loss) from discontinued operations, net of tax		(160)		(375)
Net income	$	15,981	$	14,552
Basic earnings per share:				
Income from continuing operations	$	1.27	$	1.18
Income (loss) from discontinued operations		(0.01)		(0.03)
Total	$	1.26	$	1.15
Diluted earnings per share:				
Income from continuing operations	$	1.26	$	1.16
Income (loss) from discontinued operations		(0.01)		(0.03)
Total	$	1.25	$	1.13
Average Shares Outstanding				
Basic		12,660		12,652
Diluted		12,763		12,833


Standex International Corporation
Condensed Consolidated Balance Sheets


(In thousands)		September 30, 2015		June 30, 2015
ASSETS				
Current assets:				
Cash and cash equivalents	$	95,325	$	96,128
Accounts receivable, net		106,263		110,478
Inventories		113,021		108,305
Prepaid expenses and other current assets		7,617		7,070
Income taxes receivable		651		747
Deferred tax asset		13,196		12,674
Total current assets		336,073		335,402
Property, plant, equipment, net		108,259		108,536
Intangible assets, net		37,267		38,048
Goodwill		153,518		154,732
Deferred tax asset		976		917
Other non-current assets		21,431		21,428
Total non-current assets		321,451		323,661
Total assets	$	657,524	$	659,063
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	70,579	$	80,764
Accrued liabilities		46,044		47,742
Income taxes payable		9,100		10,285
Total current liabilities		125,723		138,791
Long-term debt		104,346		101,753
Accrued pension and other non-current liabilities		68,853		69,949
Total non-current liabilities		173,199		171,702
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		49,151		47,254
Retained earnings		647,313		632,864
Accumulated other comprehensive loss		(98,358)		(93,017)
Treasury shares		(281,480)		(280,507)
Total stockholders' equity		358,602		348,570
Total liabilities and stockholders' equity	$	657,524	$	659,063

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)	Three Months Ended September 30, 2015	2014
Cash Flows from Operating Activities		
Net income	$ 15,981	$ 14,552
Income (loss) from discontinued operations	(160)	(375)
Income from continuing operations	16,141	14,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,414	4,011
Stock-based compensation	1,781	1,045
Non-cash portion of restructuring charge	1,046	(249)
Excess tax benefit from share-based payment activity	(471)	(1,308)
Contributions to defined benefit plans	(328)	(323)
Net changes in operating assets and liabilities	(14,710)	(29,062)
Net cash provided by operating activities - continuing operations	7,873	(10,959)
Net cash provided by (used in) operating activities - discontinued operations	(528)	117
Net cash provided by (used in) operating activities	7,345	(10,842)
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(5,337)	(7,199)
Expenditures for acquisitions, net of cash acquired	-	(57,149)
Other investing activities	52	1,546
Net cash (used in) investing activities	(5,285)	(62,802)
Cash Flows from Financing Activities		
Proceeds from borrowings	23,000	88,600
Payments of debt	(20,500)	(8,600)
Activity under share-based payment plans	668	551
Excess tax benefit from share-based payment activity	471	1,308
Purchase of treasury stock	(1,996)	(6,427)
Cash dividends paid	(1,518)	(1,264)
Net cash provided by (used in) financing activities	125	74,168
Effect of exchange rate changes on cash	(2,988)	(2,801)
Net changes in cash and cash equivalents	(803)	(2,277)
Cash and cash equivalents at beginning of year	96,128	74,260
Cash and cash equivalents at end of period	$ 95,325	$ 71,983

Standex International Corporation
Selected Segment Data

(In thousands)		Three Months Ended September 30,		
		2015		**2014**
Net Sales				
Food Service Equipment	$	107,213	$	113,833
Engraving		33,521		28,088
Engineering Technologies		18,711		20,119
Electronics Products		27,986		29,470
Hydraulics Products		10,967		10,517
Total	$	198,398	$	202,027
Income from operations				
Food Service Equipment	$	14,024	$	11,673
Engraving		9,907		6,943
Engineering Technologies		675		2,220
Electronics Products		5,550		5,546
Hydraulics Products		1,976		1,722
Restructuring		(1,519)		(862)
Other operating income (expense), net		-		(59)
Corporate		(7,510)		(5,946)
Total	$	23,103	$	21,237

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

(In thousands, except percentages)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	% Change
Adjusted income from operations and adjusted net income from continuing operations:			
Income from operations, as reported	$ 23,103	$ 21,237	8.8%
Adjustments:			
Restructuring charges	1,519	862	
Acquisition-related costs	-	785	
Adjusted income from operations	$ 24,622	$ 22,884	7.6%
Interest and other income (expense), net	(454)	(378)	
Provision for income taxes	(6,508)	(5,932)	
Tax impact of above adjustments	(421)	(468)	
Net income from continuing operations, as adjusted	$ 17,239	$ 16,106	7.1%
EBITDA and Adjusted EBITDA:			
Income from continuing operations before income taxes, as reported	$ 22,649	$ 20,859	
Add back:			
Interest expense	644	643	
Depreciation and amortization	4,414	4,011	
EBITDA	$ 27,707	$ 25,513	8.6%
Adjustments:			
Restructuring charges	1,519	862	
Acquisition-related costs	-	785	
Adjusted EBITDA	$ 29,226	$ 27,160	7.6%
Free operating cash flow:			
Net cash provided by operating activities - continuing operations, as reported	$ 7,873	$ (10,959)	
Less: Capital expenditures	(5,337)	(7,199)	
Free operating cash flow	$ 2,536	$ (18,158)	
Net income from continuing operations	16,141	14,927	
Conversion of free operating cash flow	15.7%	NM	


Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures


Adjusted earnings per share from continuing operations		Three Months Ended September 30,				% Change
		2015		**2014**		
Diluted earnings per share from continuing operations, as reported	$	1.26	$	1.16		8.6%
Adjustments:						
Restructuring charges		0.08		0.05		
Acquisition-related costs		-		0.04		
Diluted earnings per share from continuing operations, as adjusted	$	1.34	$	1.25		7.2%